Filed by Del Monte Foods Company
Commission File No. 001-14335
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Del Monte Foods Company
Commission File No. 001-14335

This document is being filed pursuant to Rule 425 under the Securities Act of
1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

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On October 31, 2002, Del Monte Foods Company issued the following press release announcing Fiscal 2003 First Quarter Results

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Del Monte Foods Company P.O. Box 193575 San Francisco, CA 94119-3575	NEWS RELEASE

DEL MONTE FOODS COMPANY ANNOUNCES
FISCAL 2003 FIRST QUARTER RESULTS

         SAN FRANCISCO, CA, October 31, 2002 — Del Monte Foods Company (NYSE: DLM) announced today net sales of $284.7 million and net income of $0.4 million, or $0.01 diluted earnings per share, for the first quarter ended September 30, 2002, compared to net sales of $272.3 million and a net loss of $5.3 million, or $0.10 earnings per share, in the prior year period.

         “We are pleased with our first quarter performance,” said Richard G. Wolford, Chairman and Chief Executive Officer. “Our net sales were up 5%, reflecting strength in our vegetable business and continued strong consumer interest in our convenience focused single serve fruit and diced tomato products. Our results also reflect our commitment to debt reduction, with lower interest expense contributing to our improved earnings versus last year. This solid performance demonstrates the strength

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of Del Monte’s go-to-market retail platform as we were able to drive growth in our core operations while simultaneously preparing for our upcoming merger with the Heinz businesses.”

         The increase in net sales for the quarter, when compared to the first quarter of fiscal 2002, was due primarily to an increase in sales volume. The increase in sales is primarily driven by strength in the overall vegetable business and increases in the retail fruit business, with the retail fruit sales increases offset by declines in fruit sales to non-retail channels. The overall retail net sales increase reflects stronger merchandising in vegetables as well as continued growth in retail single serve fruit, premium fruit-in-glass and solid tomato product lines. The net sales increase also reflects, in part, the impact of the Company’s July 1, 2001, retail price increase. This lowered year ago sales as customers accelerated purchases of product into the fourth quarter of fiscal 2001.

         Earnings per share reflect these higher sales; lower unit costs, including improved absorption of fixed costs due to higher production volume, lower losses related to the fair value of interest rate swaps; and lower interest expense, partially offset by increased pension and information technology expenses, merger-related costs and a higher effective income tax rate.

         The Company’s reported results for the first quarter ended September 30, 2002, include expenses of $5.1 million, or $0.06 diluted earnings per share, relating to the proposed merger with certain businesses of the H.J. Heinz Company and a credit to interest expense of $1.3 million, or $0.02 diluted earnings per share, resulting from a release to earnings from a liability resulting from the fair value of interest rate swaps. Had these factors not been included in earnings, net income would have been $2.7 million, or $0.05 diluted earnings per share.

         This compares to the first quarter ended September 30, 2001 net income which would have been $1.4 million, or $0.03 diluted earnings per share, had the following factors not been included in the Company’s results: trade promotion and inventory step-up costs of acquired businesses of $2.3 million, or $0.03 diluted earnings per share; special charges related to plant consolidations of $0.7 million, or $0.01 diluted earnings per share; and a loss from the change in fair value of interest rate swaps of $6.3 million, or $0.09 diluted earnings per share.

         The Company previously announced its plans to merge with the U.S. StarKist seafood, North American pet food and pet snacks, U.S. private label soup, College Inn broth, and the U.S. baby food businesses of the H. J. Heinz Company (the “Heinz Businesses”). The proposed transaction is scheduled to close at the end of calendar year 2002 or early 2003, and is subject, among other things, to approval by

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the Company’s stockholders at the annual stockholders’ meeting, receipt of a private letter ruling from the Internal Revenue Service, receipt of applicable governmental approvals and the satisfaction of other customary closing conditions. The Company filed its preliminary proxy statement-prospectus with the Securities and Exchange Commission on August 28, 2002.

         Del Monte Foods Company, with net sales of approximately $1.3 billion in fiscal 2002, is one of the largest producers and distributors of premium quality, branded processed fruit, vegetable and tomato products in the United States. The Del Monte brand was introduced in 1892 and is one of the best known brands in the United States. Del Monte products are sold through national grocery chains, independent grocery stores, warehouse club stores, mass merchandisers, drug stores and convenience stores under the Del Monte, Contadina, S&W and SunFresh brands. The Company also sells its products to the U.S. military, certain export markets, the foodservice industry and food processors. The Company operates twelve production facilities and seven distribution centers in the U.S., has operations in Venezuela and owns Del Monte brand marketing rights in South America.

         Del Monte Foods will host a live audio webcast to discuss its results and the Company’s view of its business and prospects for fiscal 2003 at 8:00 a.m. PST (11:00 a.m. EST) today. The webcast can be accessed at www.delmonte.com. The webcast will be available online at www.delmonte.com through November 7, 2002.

         This press release contains forward-looking statements conveying management’s expectations as to the future based on plans, estimates and projections at the time the Company makes the statements. Forward-looking statements involve inherent risks and uncertainties and the Company cautions you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements contained herein include statements about the pending merger with the Heinz Businesses and future financial operating results.

         Factors relating to the pending merger of the Heinz Businesses that could cause actual results to differ materially from those described herein include, among others: the inability to obtain stockholder or regulatory approvals, including without limitation a private letter ruling from the Internal Revenue Service; actions of the U.S., foreign and local governments; the failure to satisfy all of the other conditions of the transaction, including obtaining the necessary financing on reasonable terms or at all; the success of the business integration in a timely and cost-effective manner; the risk that the Company may incur liabilities as a result of the transaction that are currently unknown; costs related to the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting the proposed transaction.

         In addition to the factors mentioned above, factors relating to future financial operating results that could cause actual results to differ materially from those described herein include, among others: general economic and business conditions; weather conditions; energy costs and availability; crop yields; competition, including pricing and promotional spending levels by competitors; raw material costs and availability; high leverage; the loss of significant customers or a substantial reduction in orders from these customers; market acceptance of new products; successful integration of acquired businesses; successful implementation of the Company’s capability improvement program; consolidation of processing plants; changes in business strategy or development plans; availability, terms and deployment of capital; ability to increase prices; changes in, or the failure or inability to comply with, governmental regulations, including, without limitation, environmental regulations; industry trends, including changes in buying and inventory practices by customers; production capacity constraints and other factors.

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         These factors are described in more detail in the Company’s filings with the Securities and Exchange Commission (the “Commission”), including its annual report on Form 10-K for the fiscal year ended June 30, 2002. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not undertake to update any of these statements in light of new information or future events.

         The Company filed a preliminary proxy statement-prospectus concerning the proposed merger of the Heinz Businesses with the Securities and Exchange Commission on August 28, 2002. YOU ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED BUSINESS COMBINATION. You may obtain the proxy statement-prospectus and the other documents filed with the SEC free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain the proxy statement-prospectus (when it becomes available) and the other documents filed by the Company with the Commission by requesting them in writing from Del Monte Foods Company, P.O. Box 193575, San Francisco, CA 94119-3575, Attention: Investor Relations, or by telephone at (415) 247-3382.

         The Company and its directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the Company’s stockholders. A list of the names of those directors and executive officers and descriptions of their interests in the Company is contained in the Company’s proxy statement-prospectus filed with the Commission. Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed merger with the Heinz Businesses by reading the proxy statement-prospectus.

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Del Monte Foods Company
Selected Balance Sheet Data (Unaudited)	September 30,
(In millions)	2002

Cash and cash equivalents	$4.1

Trade accounts receivable, net of allowance	134.8

Inventories	745.9

Total assets	1,405.1

Accounts payable and accrued expenses	463.8

Short-term borrowings	124.6

Long-term debt, including current portion	590.3

Stockholders’ equity	29.6

Del Monte Foods Company	For the Three Months
Consolidated Statement of Income (Loss) (Unaudited)	Ended September 30,

(In millions, except share and per share data)	2002 (Fiscal 2003)	2001 (Fiscal 2002)

Net sales (1)	$284.7	$272.3

Cost of products sold(2)	229.7	220.0

Selling, administrative and general expenses	37.4	36.7

Special charges related to plant consolidation(3)	—	0.7

Merger-related expenses(4)	5.1	—

Operating income	12.5	14.9

Interest expense(5)	12.1	16.0

Loss on financial instruments(6)	—	6.3

Other income	(0.2)	(0.1)

Income (loss) before taxes	0.6	(7.3)

Income tax expense (benefit)	0.2	(2.0)

Net income (loss) attributable to common shares	$0.4	$(5.3)

Diluted income (loss) per common share	$0.01	$(0.10)

Diluted weighted average shares	53,319,158	52,266,716

(1)	Net sales for the three months ended September 30, 2001, include non-recurring trade promotion costs of an acquired business of $1.3.

(2)	In accordance with purchase accounting rules applied to the acquisition of the S&W business, inventory was increased to market value. This inventory step-up resulted in one-time charges to cost of products sold as the inventory on hand at the acquisition date was sold. Results for the three months ended September 30, 2001, included step-up of $1.0.

(3)	Special charges related to plant consolidation include restructuring costs related to the consolidation of certain processing plants for the three months ended September 30, 2001.

(4)	Merger-related expenses include business integration consulting, legal services, financial printing, regulatory and other expenses related to the proposed merger with the Heinz Businesses for the three months ended September 30, 2002.

(5)	Interest expense for the three months ended September 30, 2002, includes a credit of $1.3, which reflects a release to earnings from the $5.8 liability recognized on January 23, 2002, resulting from the fair value of interest rate swaps.

(6)	The three months ended September 30, 2001, include a loss related to the fair value of interest rate swaps.

CONTACTS:	Media Inquiries Brandy Bergman/Stephanie Sorrentino Citigate Sard Verbinnen (212) 687-8080	Investor Relations Tom Gibbons Del Monte Foods (415) 247-3382

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